SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

591610100
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Gregory R. Blatt, Esq.
Executive Vice President, Business Affairs, General Counsel and Secretary
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street
New York, New York 10036
(212) 827-8000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York 10004
(212) 859-8000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*

$1,325,720	$107.25

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 697,307 shares of Class A Common Stock, par value $0.01, of Martha Stewart Living Omnimedia, Inc. will be exchanged pursuant to this offer for an aggregate of $1,325,720 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number:N/A	Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Item 1. Summary Term Sheet.

     The information set forth under “Summary of Terms” in the Offer to Exchange, dated September 26, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  The name of the subject company is Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 11 West 42nd Street, New York, New York 10036 and its telephone number is (212) 827-8000.

     (b)  The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 (“General Terms; Purpose”), Section 2 (“Source and Amount of Consideration; Terms of Special Bonus Rights”) and Section 11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 9 (“Price Range of Class A Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

     (a)  The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under “Schedule A: Information Concerning Our Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  The information set forth under Item 2(b) above and in the Offer to Exchange under “Summary of Terms,” Section 1 (“General Terms; Purpose”), Section 2 (“Source and Amount of Consideration; Terms of Special Bonus Rights”), Section 3 (“Procedures for Electing to Exchange Eligible Options; Acceptance for Exchange”), Section 4 (“Withdrawal Rights”), Section 5 (“Instructions for Submitting Documents in Connection with Offer”), Section 6 (“Material U.S. Federal Income Tax Consequences”), Section 7 (“Termination; Amendment;

Extension of Offer”), Section 8 (“Conditions for Completion of the Offer”), Section 11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference. The Company’s Amended and Restated 1999 Stock Incentive Plan attached hereto as Exhibit (d)(1) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  The information set forth in the Offer to Exchange under “Summary of Terms” and Section 1 (“General Terms; Purpose”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 15 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  The information set forth in the Offer to Exchange under Section 2 (“Source and Amount of Consideration; Terms of Special Bonus Rights”) and Section 13 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     (a)  Not applicable.

Item 10. Financial Statements.

     (a)  Not applicable.

     (b)  Not applicable.

Item 11. Additional Information.

     (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)  Not applicable.

Item 12. Exhibits.

(a)(1)	Offer to Exchange, dated September 26, 2003.

(a)(2)	Form of Introductory Letter and accompanying Letter of Transmittal.

(a)(3)	Form of e-mail to Eligible Option Holders Announcing Offer.

(a)(4)	Form of Election Withdrawal Notice.

(a)(5)	Form of Reminder Notice of Expiration of Offer.

(a)(6)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(7)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference).

(a)(8)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 13, 2003 (incorporated herein by reference).

(a)(9)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2003 (incorporated herein by reference).

(a)(10)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2003 (incorporated herein by reference).

(a)(11)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2003 (incorporated herein by reference).

(a)(12)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2003 (incorporated herein by reference).

(a)(13)	The Company’s definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(14)	A description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on October 14, 1999 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)	The Company’s Amended and Restated 1999 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:September 25, 2003

MARTHA STEWART LIVING OMNIMEDIA, INC.

By:	/s/ Gregory R. Blatt

Gregory R. Blatt
Executive Vice President, Business Affairs,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Exchange, dated September 26, 2003.

(a)(2)	Form of Introductory Letter and accompanying Letter of Transmittal.

(a)(3)	Form of e-mail to Eligible Option Holders Announcing Offer.

(a)(4)	Form of Election Withdrawal Notice.

(a)(5)	Form of Reminder Notice of Expiration of Offer.

(a)(6)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(7)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference).

(a)(8)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 13, 2003 (incorporated herein by reference).

(a)(9)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2003 (incorporated herein by reference).

(a)(10)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2003 (incorporated herein by reference).

(a)(11)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2003 (incorporated herein by reference).

(a)(12)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2003 (incorporated herein by reference).

(a)(13)	The Company’s definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(14)	A description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on October 14, 1999 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)	The Company’s Amended and Restated 1999 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.